John J. Concannon, Esq.
Direct Dial: (617) 951-8874
E-Mail: jack.concannon@bingham.com

November 15, 2010

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-0404

Re:      Access Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed May 3, 2010
File No. 333-166453

Dear Mr. Riedler:

On behalf of our client, Access Pharmaceuticals, Inc., a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1, File No. 333-166453, of the Company (as amended, the “Registration Statement”).  The Registration Statement has been revised to include third quarter financial statements and update various other dates and corresponding amounts and discussions in the Registration Statement.   The Registration Statement has also been revised at this time to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 6, 2010 (the “Comment Letter”) which were also discussed in our correspondence to you dated July 9, 2010.  Once again, set forth below are the Company’s responses to the Comment Letter.

Set forth below are the further responses of the Company to the comments in the Comment Letter.  For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

1.	We note that you have omitted certain information from the prospectus in relation to the terms of your offering. Please revise your prospectus to include the following information:

•	The number of units to be sold in the offering;

Amendment No. 3 indicates the maximum number of units to be sold in the offering on a “best efforts” basis.

•	The number of shares of common stock and warrants per unit;

Amendment No. 3 includes the number of shares of common stock and a formula to determine the maximum number of warrants per unit.

•	The exercise price of the warrants in each unit;

Amendment No. 3 includes a formula to determine the exercise price of the warrants.

•	The date the offering expires;

Amendment No. 3 includes the expiration date of the offering, March 31, 2011.

•	The number of placement agent warrants; the exercise price of the placement agent warrants as a percentage of the public offering price per share of the shares sold at closing;

There will be no placement agent warrants issued in connection with the transaction.

•	The placement agent fee; and

Amendment No. 3 includes a formula for calculating the placement agent fee.

•	The identity of the placement agent.

Amendment No. 3 includes the identity of the placement agent.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.  If you have any questions or would like to discuss any of the responses in this letter, please feel free to contact me at 617.951.8874 or David Mason at 617.951.8051.

Sincerely,

/s/ John J. Concannon

John J. Concannon

cc:           Suzanne Hayes, Esq., U.S. Securities and Exchange Commission
Stephen B. Thompson, Access Pharmaceuticals, Inc.
David W. Mason, Esq., Bingham McCutchen LLP